UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Costco Wholesale Corporation

(Exact name of the registrant as specified in its charter)

Washington	000-20355	91-1223280

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

999 Lake Drive, Issaquah, WA		98027

(Address of principal executive offices)		(Zip code)

John Sullivan	(425) 313-8100
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Introduction

Costco Wholesale Corporation (Costco or the Company), a Washington corporation, and its subsidiaries operate membership warehouses based on the concept that offering its members low prices on a limited selection of nationally branded and select private-label products in a wide range of merchandise categories will produce high sales volumes and rapid inventory turnover. On December 31, 2014, Costco operated 671 warehouses worldwide.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), Costco files this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report (CMR). A copy of Costco Wholesale Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://investor.costco.com/phoenix.zhtml?c=83830&p=irol-govhighlights.

SEC Final Rule Applicability Determination

In order to comply with Rule 13p-1 Costco followed a three-step process: first, determine the applicability of the rule to the Company’s products; second, conduct a “reasonable country of origin inquiry” (RCOI) to determine whether or not there is reason to believe that tin, tungsten, tantalum or gold (3TG), also referred to as conflict minerals, present in and necessary for the functionality or production of the Company’s products were sourced from the Democratic Republic of Congo or adjoining countries (collectively, DRC or covered counties); and, unless the Company has no reason to believe its necessary conflict minerals were sourced from a covered country based on the RCOI, third, conduct due diligence to determine the source and chain of custody of those conflict minerals.

RCOI Description

Costco is required by Rule 13p-1 to conduct an RCOI on products that it manufactures or contracts to manufacture and that contain 3TG necessary for the functionality or production of the product. Rule 13p-1 and the Securities and Exchange Commission’s adopting release1 and guidance are not clear on what it means to “contract to manufacture” and “influence the manufacturing.” While Costco continues to assess which of its products are in scope of Rule 13p-1, it has interpreted “contract to manufacture” broadly for purposes of this filing. Costco is committed to tracing the origin of its necessary conflict minerals to ensure that our sourcing practices do not support armed conflict or human rights abuses in the Democratic Republic of Congo and surrounding areas.

To aid in identifying suppliers to include in its RCOI, Costco provided a third-party service provider, Source Intelligence (SI), with descriptive information for nonfood products that it sells, including whether or not it manufactures or contracts to manufacture those products. SI reviewed the product data using automated queries as well as a detailed quality control check to determine which products that we contract to manufacture might contain 3TG. If SI had any doubt regarding the use of 3TG in products, the suppliers of the products were initially included in the RCOI process.

The products SI initially flagged as in-scope due to potential presence of 3TG were those that are electronic or electrical, solar powered, contained any kind of metal (e.g., metal covering including alloys or metal hardware), or had unclear material content. The Company’s scoping inquiry included nonfood products sold in the United States and Canada, Mexico, United Kingdom, Japan, Korea, Australia and Spain.

To implement the RCOI, suppliers were engaged to collect information regarding the presence and sourcing of 3TG used in Costco’s products. Prior to being asked to provide conflict minerals data, suppliers were asked a series of questions to confirm whether the products they supply to Costco contain 3TG that are necessary to the functionality or production of the product and whether Costco influences the manufacturing of those products. SI used this information to determine which of our suppliers were in-scope for RCOIs. If in-scope, SI asked the applicable suppliers to provide additional conflict minerals information.
Costco’s Conflict Minerals program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Information was collected and stored using an online platform provided by SI. Suppliers were

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1 Securities and Exchange Commission, 17 CFR Parts 240 and 249b, http://www.sec.gov/rules/final/2012/34-67716.pdf.

offered two options to submit the required information, either by uploading the CMRT in Microsoft Excel format or by completing an online survey version of this template directly in the SI platform.

Supplier Engagement

Costco provided Source Intelligence with one or more methods of contact for each supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Generally, Costco and SI used email as the method of communication and followed with phone calls where appropriate and as described below.

The RCOI began with an introduction email from Costco to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying Source Intelligence as a partner in the process. Following that introductory email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

In an effort to increase awareness of the CMCP, supporting regulations, and frequently asked questions (FAQs) concerning 3TG mineral tracing, Costco’s suppliers were introduced to the Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial registration email. The Supplier Resource Center was provided as a multi-lingual educational tool to facilitate a deeper understanding of the program and education as to why information is being requested.

Subsequent engagement followed these steps:

Following the initial introductions to the program and information request, up to six reminder emails were sent to each non-responsive supplier requesting survey completion.

Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Escalation

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Costco. Specifically, Costco contacted these suppliers by email to request their participation in the program. SI followed up to this email with a re-invitation to the platform in a timely manner.

New Information Cut-off

Recognizing that the information requested can take time to collect and aggregate, suppliers were given a final deadline of April 30, 2015 to provide information about the mineral processors present in their supply chains for the 2014 reporting year.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their conflict minerals with the ultimate goal of identifying the 3TG smelters or refiners (SORs) and the country of origin of the conflict minerals. Suppliers who had already performed an RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version. Suppliers had the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the scope of the declaration had to be specific.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to attempt to resolve the following “quality control” (QC) flags:

•	One or more smelter or refiners (SORs) were noted for a metal not listed as being in the product;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;[2]

•	Supplier answered yes to sourcing from the covered countries, but none of the SORs listed are known to source from the region;

•	Supplier indicated that it had not received conflict minerals data for each metal from all of their suppliers;

•	Supplier indicated it had not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated it had not provided all applicable SOR information; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 445 suppliers were identified as potentially containing 3TG minerals in their products and were contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 75%. Prior to being asked to provide conflict minerals data, these suppliers were asked a series of questions to confirm whether the products they supplied to Costco contained 3TG necessary to the functionality or production of products supplied to Costco and whether Costco “contracted to manufacture the products.” This information was used to determine which suppliers were asked to provide additional conflict minerals information on the CMRT form.

Of the suppliers that responded, 50% were determined to have sold Costco products with potential 3TG under a “contract to manufacture.” The products that were classified as in-scope due to presence of 3TG, were electronic or electrical, solar powered, contained any kind of metal (e.g., metal covering including alloys or metal hardware), or were ambiguous as to the construction materials. Of these in-scope suppliers, 24% indicated that one or more conflict minerals were necessary to the functionality or production of the products they supplied to Costco.

Based on Source Intelligence’s smelter/refiner database and the information gathered from the Costco suppliers’ CMRT responses, 36 verified smelters/refiners were identified and there was an indication of potential DRC sourcing for 7 out of the 36 verified smelters/refiners.2

Due Diligence

A description of the measures Costco took to exercise due diligence on the source and the chain of custody of 3TG necessary to the functionality or production of Costco products is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 - Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report

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2 SI maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Costco Wholesale Corporation

By:_/s/ Douglas W. Schutt____________________________________ _______June 1, 2015_______
Douglas W. Schutt         Date
Executive Vice President, COO, Merchandising

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